News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2007 THIRD QUARTER EARNINGS RESULTS

CALGARY, October 29, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its third quarter 2007 results. Cash available for distribution for the quarter was $61 million ($0.41 per unit) compared with $123 million ($0.83 per unit) in 2006.  On a year-to-date basis, cash available for distribution was $274 million ($1.86 per unit), a decrease of $197 million ($1.35 per unit) from 2006.

Net income from continuing operations was $91 million in the third quarter compared with $123 million in 2006. Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $83 million in the third quarter compared with $120 million in 2006 and primarily reflects lower coal prices for the 2007 coal year that commenced April 1, 2007. On a year-to-date basis, net income from continuing operations was $274 million for 2007 versus $428 million for 2006. Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $282 million year-to-date versus $468 million in 2006, primarily due to lower coal prices.

“The financial and operating results of this quarter were in line with our expectations,” said Boyd Payne, President, Fording Canadian Coal Trust. “Looking forward, the hard coking coal markets appear to be robust, however if the Canadian dollar remains at current levels, substantial increases in the 2008 U.S. dollar coal price will be required to avoid significant reductions in our margins.”

Highlights:

▪

Cash available for distribution was $61 million for the quarter, or $0.41 per unit, down from $123 million, or $0.83 per unit in 2006. Distributions to unitholders for the quarter were $0.60 per unit compared with $0.80 per unit in 2006.  The net proceeds from the sale of NYCO of $31 million, or $0.21 per unit, which were received late in the second quarter, were included in the third quarter distribution.

▪

The average realized coal price in the third quarter of 2007 was $97 per tonne (US$93), which was down from $124 per tonne (US$109) in 2006.  On a year-to-date basis, the average realized coal price was $110 per tonne (US$99), which was down from $136 per tonne (US$115) in 2006.  The decreases in average U.S. dollar prices reflect successive decreases in coal prices for the 2006 and 2007 coal years.

Fording Canadian Coal Trust	-1-

October 29, 2007

▪

The significant weakening of the U.S. dollar had a significant negative impact on the business of Elk Valley Coal during the quarter.  This was mitigated somewhat since the Trust uses foreign exchange forward contracts to fix the rate at which its anticipated U.S. dollar cash flows are exchanged for Canadian dollars. Realized gains on the Trust’s forward contracts contributed $25 million or $0.17 per unit to distributable cash for the quarter ($31 million or $0.21 per unit year-to-date).  The Trust has outstanding forward contracts until March 31, 2008 and will become fully exposed to the weaker U.S. dollar on April 1, 2008.

▪

Coal sales volumes of 3.4 million tonnes for the third quarter were 4% lower than 2006 levels.  On a year-to-date basis, coal sales volumes of 10.0 million tonnes were down slightly from 2006.

▪

Elk Valley Coal’s unit cost of product sold decreased by 4% to $41.00 per tonne for the third quarter of 2007 compared with $42.60 per tonne in 2006.  Year-to-date, the unit cost of product sold increased by 4% to $41.80 per tonne in 2007 compared with $40.20 per tonne in 2006.

▪

Elk Valley Coal’s unit transportation costs were essentially unchanged at $35.80 per tonne for the third quarter of 2007 compared with $35.60 per tonne for the third quarter of 2006.  On a year-to-date basis, unit transportation costs decreased by 3% to $35.90 per tonne compared with $36.90 per tonne in 2006.

▪

The union labour agreement at the Cardinal River operation, which had expired on June 30, 2007, was settled during the third quarter.  The new agreement expires in 2012.  With this settlement, all five of Elk Valley Coal’s unionized mines are now covered by multi-year labour agreements, the first of which will expire in late 2009.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, October 30 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-866-542-4238 or 416-641-6127 approximately 10 minutes prior to the call. A live and archived audio webcast and podcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. The Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk

Catherine Hart

Director, Investor Relations

Senior Investor Relations Analyst

Ph: 403-260-9823

Ph: 403-260-9817

Email:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust	-2-

October 29, 2007

MANAGEMENT DISCUSSION AND ANALYSIS

This management’s discussion and analysis, dated October 29, 2007, should be read in conjunction with Fording Canadian Coal Trust’s (the Trust’s) unaudited consolidated financial statements and the notes thereto for the quarter ended September 30, 2007, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2006, and other public disclosure documents of the Trust.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Fording Canadian Coal Trust

The Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal Partnership. Until June 2007, the Trust owned all of the interests of NYCO, which was accounted for as a discontinued operation.  The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal refer, as the context requires, to Elk Valley Coal Partnership or to the Trust’s 60% interest in Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the business, such as foreign exchange forward contracts and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately two-thirds of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. The Elkview operation is a limited partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest.  The Elkview operation is consolidated into the accounts of Elk Valley Coal.

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers, and accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Fording Canadian Coal Trust	-3-

October 29, 2007

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts is a non-GAAP measure of earnings. It adds back to net income from continuing operations in accordance with GAAP the impact of non-cash future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash and subject to significant change until realized, as well as unusual items that are significant and not expected to be recurring.

Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. There were no significant changes in the design or effectiveness of the Trust’s disclosure controls or internal controls over financial reporting in the third quarter of 2007.

Overview

The table below summarizes our financial results from continuing operations.

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2007	2006	2007	2006

Revenue	$331.0	$440.3	$1,099.8	$1,373.3
Income from operations	$53.4	$143.7	$265.5	$533.1
Net income from continuing operations	$90.5	$123.3	$273.7	$428.3
Add (deduct):
Change in accounting rules for in-process inventory	-	-	-	31.7
Increase in unrealized gains on foreign
exchange forward contracts	(10.9)	-	(76.0)	-
Future income tax expense	3.3	(3.1)	84.3	7.6

Net income from continuing operations before unusual
items, future income taxes and unrealized gains or
losses on foreign exchange forward contracts	$82.9	$120.2	$282.0	$467.6

Basic and diluted net income from continuing operations
per unit	$0.61	$0.84	$1.86	$2.91
Net income from continuing operations per unit before
unusual items, future income taxes and unrealized
gains or losses on foreign exchange forward
contracts	$0.56	$0.82	$1.91	$3.18

Fording Canadian Coal Trust	-4-

October 29, 2007

Third Quarter

Our third quarter net income from continuing operations decreased by $33 million to $91 million in 2007 and our income from operations decreased by $90 million to $53 million.  Lower U.S. dollar prices for the 2007 coal year that commenced April 1, 2007 combined with the significant weakening of the U.S. dollar in 2007 had a significant negative impact on the business of Elk Valley Coal during the quarter and is reflected in our income from operations. This was mitigated somewhat since the Trust uses foreign exchange forward contracts to fix the rate at which its anticipated U.S. dollar cash flows are exchanged for Canadian dollars. Realized gains on the Trust’s forward contracts of $25 million were recorded as other non-operating income in the quarter. The Trust has outstanding forward contracts until March 31, 2008 and will become fully exposed to the weaker U.S. dollar on April 1, 2008.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $83 million in the third quarter compared with $120 million in 2006 and primarily reflects lower U.S. dollar coal prices.

Year-to-Date

Year-to-date net income from continuing operations decreased by $155 million to $274 million in 2007 and income from operations decreased by $268 million to $266 million.  The decrease in operating income reflects lower U.S. dollar prices as well as the significant weakening of the U.S. dollar in 2007.

Major items impacting net income from continuing operations in 2007 were the increase in non-cash unrealized gains on our foreign exchange forward contracts of $76 million and the non-cash future income tax expense of $81 million recorded as a result of the new tax legislation for income trusts.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $282 million in 2007 compared with $468 million in 2006, primarily due to lower U.S. dollar coal prices.

Cash Available for Distribution

The cash available for distribution from our investments in the quarter was $61 million ($0.41 per unit) compared with $123 million ($0.83 per unit) in 2006. The distributions declared by the Trust were $0.60 per unit for the third quarter compared with $0.80 per unit in 2006. The net proceeds from the sale of NYCO of $31 million, or $0.21 per unit, which were received late in the second quarter, were included in the third quarter distribution.

Financial Position

Our net working capital position increased by $97 million from $127 million at December 31, 2006 to $224 million at September 30, 2007. Current assets at September 30, 2007 include the fair value of our outstanding foreign exchange forward contracts of $76 million whereas at December 31, 2006 these forward contracts were not recorded on our balance sheet under the previous accounting rules.  Under the new accounting rules for financial instruments that became effective on January 1, 2007, our outstanding foreign exchange forward contracts, which are not designated as hedges under the new rules, are carried on our balance sheet at fair value with changes in fair value recorded as unrealized gains or losses in the income statement.

Fording Canadian Coal Trust	-5-

October 29, 2007

Results of Operations

Elk Valley Coal (Trust’s 60% share)

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2007	2006	2007	2006

Statistics

Coal production (millions of tonnes)	3.4	3.0	10.2	9.8
Coal sales (millions of tonnes)	3.4	3.5	10.0	10.1
Average sales price (US$ per tonne)	$93.20	$108.80	$99.40	$115.40

Operations (per tonne)
Average sales price [1]	$97.30	$124.40	$109.90	$135.90
Cost of product sold	$41.00	$42.60	$41.80	$40.20
Transportation	$35.80	$35.60	$35.90	$36.90

Income from operations

Revenue	$331.0	$440.3	$1,099.8	$1,373.3
Cost of product sold	139.5	150.8	418.3	406.1
Transportation	121.6	125.8	359.3	372.9
Selling, general and administration	3.0	4.6	12.9	17.9
Depreciation and depletion	12.2	13.0	37.3	36.4

Income from operations	$54.7	$146.1	$272.0	$540.0

[1] The amounts for 2006 include the effects of our foreign exchange forward contracts of approximately $2.40 per tonne for the third quarter and $5.20 per tonne for the nine month period.

Coal sales volumes of 3.4 million tonnes for the third quarter were 4% lower than 2006 levels.  On a year-to-date basis, coal sales volumes of 10.0 million tonnes were slightly lower than 2006.

Average U.S. dollar coal prices in the quarter decreased approximately 14% to $93 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007. Average U.S. dollar coal prices year-to-date decreased 14% to $99 per tonne as a result of successive decreases in prices for the 2006 and 2007 coal years.

The decreases in the average Canadian dollar sales price of 22% for the quarter and 19% for the year-to-date were greater than the percentage decreases in the average U.S. dollar prices primarily because the Canadian dollar has strengthened significantly against the U.S. dollar and because of the change in accounting for our foreign exchange forward contracts.  Our forward contracts are not designated as hedges under the new accounting rules for financial instruments that became effective on January 1, 2007, and accordingly, realized gains or losses on the contracts are no longer included in revenue or in the average Canadian dollar sales price.  Realized gains on the forward contracts were $25 million in the third quarter of 2007 and $31 million year-to-date, which are included in other non-operating income.

Fording Canadian Coal Trust	-6-

October 29, 2007

The revenue variances for the quarter and year-to-date are summarized in the following table:

(millions of Canadian dollars)	Third Quarter	Year-to-Date

Revenue for the period ended September 30, 2006	$440	$1,373
Variance attributed to lower coal sales volumes	(17)	(12)
Realized gains on foreign exchange forward contracts
included in revenue in 2006	(8)	(53)
Variance attributed to lower U.S. dollar coal prices	(55)	(176)
Variance attributed to the change in the U.S./Canadian
dollar exchange rate	(29)	(32)

Revenue for the period ended September 30, 2007	$331	$1,100

The significant weakening of the U.S. dollar that occurred in the second and third quarters of 2007 highlights the sensitivity of our results to fluctuations in the U.S./Canadian dollar exchange rate. Lower U.S. dollar prices combined with the significant weakening of the U.S. dollar had a significant negative impact on the business of Elk Valley Coal during the third quarter and is reflected in our income from operations. This was mitigated somewhat since the Trust uses foreign exchange forward contracts to fix the rate at which its anticipated U.S. dollar cash flows are exchanged for Canadian dollars. The Trust has outstanding forward contracts until March 31, 2008 and will become fully exposed to the weaker U.S. dollar on April 1, 2008. Further and sustained weakening of the U.S. dollar, in the absence of substantial increases in U.S. dollar coal prices or cost reductions, would place downward pressure on margins. Consequently, a non-cash impairment charge against certain of our assets or reductions in reported reserves could be required in a future period.

Elk Valley Coal’s unit cost of product sold decreased by 4% to $41.00 per tonne for the third quarter of 2007 compared with $42.60 per tonne in 2006 due primarily to higher production levels, which tend to improve efficiency and reduce the fixed costs per tonne of coal produced.   The unit cost of product sold increased by 4% to $41.80 per tonne year-to-date in 2007 compared with $40.20 per tonne in 2006. Unplanned shutdowns and interruptions of production in the first quarter of 2007 due to rail transportation problems caused our unit costs to be unusually high in the first quarter, which is reflected in our unit cost of product sold on a year-to-date basis.  Additional waste was moved in the first quarter in response to the reduced production, which has benefited strip ratios in the second and third quarters.

Unit transportation costs were essentially unchanged at $35.80 per tonne for the third quarter of 2007 compared with $35.60 in 2006. Lower contractual rail rates, which are variable, in part, with lower average selling prices, were generally offset by increased vessel demurrage costs due to the continuing inventory shortages at the ports, as well as higher ocean freight costs.  On a year-to-date basis, unit transportation costs decreased by 3% to $35.90 per tonne compared with $36.90 per tonne in 2006 due primarily to lower contractual rail rates, partially offset by higher vessel demurrage costs.

The union labour agreement at the Cardinal River operation, which had expired on June 30, 2007, was settled during the third quarter.  The new agreement expires in 2012.  With this settlement, all five of Elk Valley Coal’s unionized mines are now covered by multi-year labour agreements, the first of which will expire in late 2009.

NYCO – Discontinued Operation

The sale of NYCO was completed in June 2007.  NYCO is presented as a discontinued operation in the accompanying financial statements.

Fording Canadian Coal Trust	-7-

October 29, 2007

Other Income and Expenses

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Interest expense	$(4.6)	$(5.2)	$(14.3)	$(13.7)

Net foreign exchange gains on revaluation of U.S. dollar-
denominated cash, accounts receivable and long-term debt	$12.9	$2.5	$28.4	$11.3
Realized gains on foreign exchange forward contracts	25.2	-	30.5	-
Unrealized gain on foreign exchange forward contracts	10.9	-	76.0	-
Change in accounting policy for in-process inventory	-	-	-	(31.7)
Other	1.5	(1.2)	3.7	(5.0)

	$50.5	$1.3	$138.6	$(25.4)

In 2007, other income and expense items for the third quarter and year-to-date include realized gains of $25 million and $31 million, respectively, on the foreign exchange forward contracts that matured during the periods. Prior to 2007, realized gains and losses on the forward contracts were included in revenue because the contracts were designated as hedges under the previous accounting rules for financial instruments.  Under the new accounting rules that became effective on January 1, 2007, our foreign exchange forward contracts, which are not designated as hedges, are carried on our balance sheet at fair value with changes in fair value recorded as unrealized gains or losses in the income statement.  The fair value of the contracts at September 30, 2007 was $76 million and is recorded as an unrealized gain. The increase in the unrealized gain on the contracts during the third quarter of $11 million is included in other income and expenses.

Income Taxes

On June 22, 2007, the Federal Government of Canada enacted new tax legislation that results in the taxation of existing income and royalty trusts, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011. As a result, the Trust has recorded a long-term future tax liability of $81 million.  Non-cash charges to income tax expense of $79 million in the second quarter of 2007 and $2 million in the third quarter were made as a result of the change in tax legislation. The future tax liability is based on estimated gross temporary differences of approximately $258 million that are expected to reverse after 2010, which, using an effective tax rate of 31.5%, results in a future tax liability of $81 million at September 30, 2007.  The temporary differences relate primarily to the difference between the net book value of our capital assets for accounting purposes and their tax basis.  The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management.  These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates.

Income tax expense also includes British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal, which were $6 million for the third quarter and $32 million for the first three quarters of 2007, compared with $20 million and $58 million, respectively, in 2006.  The decreases in British Columbia mineral taxes and Alberta Crown royalties correspond to the reduction in the taxable cash flows of Elk Valley Coal due primarily to lower selling prices.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document

Fording Canadian Coal Trust	-8-

October 29, 2007

and our other disclosures may not be comparable with similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Generally, cash available for distribution refers to all of the cash received by the Trust from its investments in Elk Valley Coal and, prior to its sale, NYCO, less specified costs and unit redemptions. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from the Trust’s investments and the distributions made by the Trust are set forth in the table below.

		Three months ended			Nine months ended
		September 30			September 30
(millions of Canadian dollars)		2007	2006		2007	2006

Cash from operating activities		$81.8	$161.2		$294.7	$541.4
Add (deduct):	$			$
Decrease in non-cash working capital		(6.5)	(25.9)		(16.7)	(44.7)
Sustaining capital expenditures		(13.5)	(10.2)		(30.9)	(19.5)
Capital lease payments		$(0.4)	(0.5)		$(1.2)	(1.3)
Proceeds from the sale of NYCO, net of taxes paid
and payable		-	-		30.5	-
Other		-	(2.1)		(2.4)	(4.6)

Cash available for distribution and distributable cash		$61.4	$122.5		$274.0	$471.3

Distributions declared		$88.7	$117.6		$280.2	$470.4

Average number of units outstanding (millions)		148.0	147.0		147.5	147.0

Per unit amounts:
Cash available for distribution		$0.41	$0.83		$1.86	$3.21
Distributions declared		$0.60	$0.80		$1.90	$3.20

As of September 30, 2007, the cumulative cash available for distribution since the formation of the Trust has exceeded declared distributions to unitholders by approximately $10 million, or $0.06 per unit.

Fording Canadian Coal Trust	-9-

October 29, 2007

Liquidity and Capital Resources

Cash and cash equivalents were $150 million at September 30, 2007, up slightly from $141 million at December 31, 2006. Our net working capital position increased by $97 million from $127 million at December 31, 2006 to $224 million at September 30, 2007.  Current assets at September 30, 2007 include the fair value of our outstanding foreign exchange forward contracts of $76 million.  The Trust does not hold any investments in asset backed securities.

Accounts receivable decreased by $41 million or 32% since December 31, 2006 due in part to increased sales of accounts receivable under Elk Valley Coal’s facility, which allows it to sell certain of its U.S. dollar accounts receivable on a non-recourse basis.  This facility is renewed annually and during the second quarter of 2007 the maximum amount of this facility was increased from US$75 million to US$100 million. The Trust’s portion of accounts receivable sold and outstanding under this facility was US$27 million at September 30, 2007 compared with US$8 million at December 31, 2006.

Our operating cash flows are lower in 2007 than in 2006.  Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, which have decreased in 2007 due primarily to lower sales prices and the effect of the weaker U.S. dollar. Cash flows from operating activities include changes in working capital that can fluctuate from period to period.

Capital spending increased to $14 million and $33 million for the third quarter and year-to-date, respectively, due primarily to planned sustaining capital projects.  The following table summarizes our capital spending for our continuing operations (excluding NYCO):

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Sustaining capital	$13.5	$10.2	$30.9	$19.5
Expansion capital	-	-	2.5	3.2

	$13.5	$10.2	$33.4	$22.7

Long-term debt, excluding capital leases, decreased by $27 million to $282 million at September 30, 2007 from $309 million at December 31, 2006 due to the strengthening of the Canadian dollar on the U.S. dollar-denominated debt. U.S. dollar-denominated long-term debt increased due to additional borrowings of US$15 million (Trust’s share) by Elk Valley Coal under its bank credit facility in the third quarter of 2007 and the conversion by Elk Valley Coal of $18 million (Trust’s share) of revolving banker’s acceptances, which were denominated in Canadian dollars, into US$18 million of LIBOR rate loans under the bank credit facility.  The incremental borrowings of US$15 million (Trust’s share) in the third quarter were required to fund working capital requirements at Elk Valley Coal.  Other uses of bank facilities include letters of credit or guarantees, of which our share was $47 million, leaving our share of unused bank facilities at $191 million as of September 30, 2007.

There have been no significant changes since December 31, 2006 with regard to purchase commitments and obligations. There are no capital projects or major purchase commitments expected in 2007 that will significantly reduce the available capital resources. Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal will have the ability to generate sufficient funds from operating and financing activities to maintain its productive capacity and to fund planned growth and development activities.

During the first quarter of 2007, we implemented a Distribution Reinvestment Plan. The plan allows eligible unitholders of the Trust to reinvest their distributions in additional units. For the third quarter of 2007, unitholders representing approximately 17% of our outstanding units elected to participate in the plan.  Approximately 395,000 units were issued in October 2007 in lieu of cash distributions of $15 million.

Fording Canadian Coal Trust	-10-

October 29, 2007

Through October 29, 2007, approximately 1,250,000 units have been issued in lieu of cash distributions of $40 million.

To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The Trust enters into foreign exchange forward contracts when sales contracts for the coal year are settled.  The forward contracts mature throughout the coal year in order to fix the rate at which our share of anticipated receipts of U.S. dollars from coal sales, net of U.S. dollar expenditures, are exchanged into Canadian dollars.  At September 30, 2007, the Trust had US$519 million of foreign exchange forward contracts outstanding at an average U.S./Canadian dollar exchange rate of US$0.88. All of these contracts will mature prior to March 31, 2008. The Trust has not hedged any anticipated cash flows past March 31, 2008.

Summary of Quarterly Results

Our quarterly results reflect the variability of Elk Valley Coal’s business. Net income also includes the significant impact of a number of unusual transactions and events. Net income from continuing operations before unusual items and future income taxes is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes and cost of coal product sold and coal transportation costs.

		2007		2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Coal statistics
Sales (millions of tonnes)	3.4	3.8	2.8	3.5	3.5	3.5	3.1	3.4
Average CDN$ prices (per tonne)	$97.30	$110.90	$123.50	$122.60	$124.40	$133.00	$152.30	$153.50
Cost of product sold (per tonne)	41.00	39.50	45.80	36.40	42.60	39.20	38.60	34.20
Transportation (per tonne)	35.80	34.50	37.80	36.80	35.60	37.40	37.80	36.40

(millions of Canadian dollars)
Revenue	$331.0	$418.3	$350.5	$424.9	$440.3	$459.8	$473.3	$529.2
Income from operations	53.4	116.8	95.3	149.8	143.7	172.3	217.1	265.2
Net income from continuing operations	90.5	106.4	76.8	114.6	123.3	139.8	165.2	218.1
Net income	90.5	117.0	77.0	68.6	123.8	140.2	165.3	218.3
Net income from continuing operations
before unusual items,
future income taxes and
unrealized gains or losses
on foreign exchange
forward contracts	82.9	128.4	70.6	116.6	120.0	150.8	196.5	243.1
Cash available for distribution	61.4	135.2	77.4	146.5	122.5	147.3	201.5	247.4
Distributions declared	88.7	95.9	95.6	139.7	117.6	147.0	205.8	235.2

Demand for coal is dependent on the requirements of integrated steel mill customers. These customers largely determine the shipping schedule and, therefore, the timing of coal sales. Coal prices are typically negotiated for each coal year commencing April 1. Realized prices depend on U.S. dollar price settlements, whether coal sales volumes from one coal year are carried over into the following year, and the U.S./Canadian dollar exchange rate. The cost of product sold in the third quarter of each year tends to be higher than other quarters due to the timing of plant shutdowns that affect costs and production volumes, and then lower in the fourth quarter due to high equipment availabilities. Transportation costs are primarily rail haulage charges and port loading fees, which are, in part, dependant on coal prices.

Fording Canadian Coal Trust	-11-

October 29, 2007

Outlook

The weighted average price of 2007 calendar year coal sales is currently expected to be approximately US$98 per tonne, up from our previous guidance of US$96 per tonne.  The primary reason for the increase is higher than anticipated ocean freight costs on certain sales that are made inclusive of ocean freight.  This has little net impact on us because ocean freight costs are passed on to the customer, but it does have the effect of increasing both our revenues and transportation costs by offsetting amounts.

Expectations for Elk Valley Coal’s sales volumes for the 2007 calendar year are 21.5 to 23 million tonnes, depending on the performance of our transportation service providers.

Cost of product sold for the 2007 calendar year is expected to be in the range of $40 to $42 per tonne and transportation costs are expected to be $36 to $37 per tonne, which is up from our previous guidance range of $35 to $36 per tonne due primarily to higher than anticipated ocean freight as explained above.

Sustaining capital expenditures for the Trust for 2007 are expected to be $50 million.

Global demand for metallurgical coal is currently strong and global supply is constrained, which has placed upward pressure on metallurgical coal prices in the spot market.  The spot market is very thinly traded, however, and Elk Valley Coal’s ability to take advantage of short-term fluctuations in prices is limited by its use of annual contracts.  Elk Valley Coal’s prices are essentially fixed until the start of the 2008 coal year, which commences April 1, 2008.

Contract negotiations for the 2008 coal year have not yet begun. Current market sentiment indicates that U.S. dollar prices are likely to increase from the 2007 coal year prices.  While early indications regarding U.S. dollar prices for the 2008 coal year are strong, the effect of the stronger Canadian dollar relative to the U.S. dollar may eliminate some or all of the benefit of increased U.S. dollar prices.  The Trust has not hedged any of its U.S. dollar-denominated cash flows past March 31, 2008 and will become fully exposed to the weaker U.S. dollar effective April 1.  To the extent that there is significant carryover of 2007 coal year tonnage in the second quarter of 2008, our revenues and cash flows for the second quarter of 2008 will reflect a combination of lower 2007 coal year prices and full exposure to the weaker U.S. dollar.

Number of Units Outstanding

There were approximately 147.9 million trust units outstanding on September 30 and approximately 148.3 million outstanding on October 29, 2007. Approximately 21,800 options were outstanding under the exchange option plan on the respective dates.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to us on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact on us because our non-derivative financial instruments continue to be carried at amortized cost under the new accounting rules.

Fording Canadian Coal Trust	-12-

October 29, 2007

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. We have elected not to apply hedge accounting at this time under section 3865.

The adoption of section 3855 and the Trust’s election not to designate its foreign exchange forward contracts as hedges may contribute to earnings volatility and may have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. We have entered into a significant number of foreign exchange forward contracts in accordance with our regular ongoing foreign currency risk management program. At September 30, 2007 we have outstanding forward contracts totalling US$519 million at an average forward exchange rate of US$0.88.  These derivatives are carried at fair value on our balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in our income statement. The fair value of our outstanding forward contracts at September 30, 2007 is an unrealized gain of $76 million, which is recorded as a current asset in our balance sheet and in our income statement as other non-operating income.

As a result of our decision not to apply hedge accounting, both the realized and unrealized gains or losses on our foreign exchange forward contracts are recorded as other non-operating items in our income statement.  Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting rules, and accordingly, unrealized gains or losses on the contracts were not recorded in our income statement and the realized gains or losses on the contracts were included in revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of our balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. The major item that is included in our other comprehensive income is the foreign currency translation adjustment. On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income. This reclassification did not affect total unitholders’ equity or net income. In the second quarter of 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO.

Inventories

CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to us on January 1, 2008, and is not expected to have a material impact on our financial statements.

Financial Instruments and Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation are disclosure requirements that will become effective for us beginning January 1, 2008. Additional disclosures related to our financial instruments and capital management strategies will be added to existing disclosures provided in the notes to the financial statements beginning in the first quarter of 2008.

Risk Factors

Unitholders should refer to the ‘Risk and Uncertainties’ section in the Trust’s 2006 Management’s Discussion and Analysis, and the ‘Risk Factors’ section in the 2006 Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Fording Canadian Coal Trust	-13-

October 29, 2007

Caution Regarding Forward-Looking Statement

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly that distributions on the Trust’s units are not fixed; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or the Trust; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal to attract and retain skilled personnel; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; and assertion of aboriginal rights claims.

Additional factors include changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal market; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

Fording Canadian Coal Trust	-14-

October 29, 2007

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal beyond current levels of substitution; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management’s discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s US public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

Fording Canadian Coal Trust	-15-

October 29, 2007

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)
	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except per unit amounts)	2007	2006	2007	2006

Revenues	$331.0	$440.3	$1,099.8	$1,373.3

Expenses
Cost of product sold	139.5	150.8	418.3	406.1
Transportation	121.6	125.8	359.3	372.9
Selling, general and administration	4.2	7.0	19.0	24.6
Depreciation and depletion	12.3	13.0	37.7	36.6

	277.6	296.6	834.3	840.2

Income from operations	53.4	143.7	265.5	533.1

Other income (expense)
Interest expense	(4.6)	(5.2)	(14.3)	(13.7)
Other items, net (note 4)	50.5	1.3	138.6	(25.4)

Income before taxes	99.3	139.8	389.8	494.0

Income tax expense (note 5)	8.8	16.5	116.1	65.7

Net income from continuing operations	90.5	123.3	273.7	428.3
Income from discontinued
operation - NYCO (note 11)	-	0.5	10.8	1.0

Net income	$90.5	$123.8	$284.5	$429.3

Other comprehensive income (loss) (note 10)	-	-	(2.2)	(3.3)

Comprehensive income	$90.5	$123.8	$282.3	$426.0

Weighted average number of units
outstanding (millions) (note 9)
Basic	148.0	147.0	147.5	147.0
Diluted	148.0	147.1	147.5	147.1

Basic and diluted amounts per unit
Net income from continuing operations	$0.61	$0.84	$1.86	$2.91
Net income from discontinued
operation - NYCO	$-	$-	$0.07	$0.01
Net income	$0.61	$0.84	$1.93	$2.92

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-16-

October 29, 2007

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Balance - beginning of period	$1,866.6	$1,480.3	$1,672.6	$1,174.8

Net income	90.5	123.8	284.5	429.3

Balance - end of period	$1,957.1	$1,604.1	$1,957.1	$1,604.1

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-17-

October 29, 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Operating activities
Net income from continuing operations	$90.5	$123.3	$273.7	$428.3
Items not using (providing) cash:
Depreciation and depletion	12.3	13.0	37.7	36.6
Provision for asset retirement obligations, net	0.3	0.5	1.3	2.1
Future income tax expense (recovery)	3.3	(3.1)	84.3	7.6
Unrealized gain on foreign exchange forward contracts	(10.9)	-	(76.0)	-
Unrealized foreign exchange (gain) loss on long-term debt	(18.9)	0.1	(44.8)	(8.5)
Loss (gain) on disposal of capital assets	0.2	(0.1)	(2.1)	(0.8)
Non-controlling interest	0.8	1.4	2.7	5.0
Other items, net	(2.3)	(0.6)	1.5	(9.5)
Change in accounting policy for in-process inventory (note 4)	-	-	-	31.7
Operating cash flow from discontinued
operation - NYCO (note 11)	-	0.8	(0.3)	4.2

	75.3	135.3	278.0	496.7

Decrease in other non-cash working capital	6.5	25.9	16.7	44.7

Cash from operating activities	81.8	161.2	294.7	541.4

Investing activities
Additions to capital assets	(13.5)	(10.2)	(33.4)	(22.7)
Proceeds on disposal of capital assets	0.5	-	4.0	1.1
Other investing activities, net	(0.1)	-	-	0.3
Proceeds on sale of NYCO (note 11)*	-	-	34.3	-
Investing cash flow from discontinued
operation - NYCO (note 11)	-	(0.3)	(0.6)	(0.8)

Cash from (used in) investing activities	(13.1)	(10.5)	4.3	(22.1)

Financing activities
Distributions paid, net (note 9)	(81.8)	(147.0)	(306.2)	(588.0)
Increase (decrease) in long-term debt	16.9	(33.4)	17.1	100.9
Other financing activities, net	(1.1)	(2.5)	(4.6)	(4.6)

Cash used in financing activities	(66.0)	(182.9)	(293.7)	(491.7)

Increase (decrease) in cash and cash equivalents	2.7	(32.2)	5.3	27.6

Cash and cash equivalents - beginning of period	147.2	159.9	144.6	100.1

Cash and cash equivalents - end of period	149.9	127.7	149.9	127.7

Fording Canadian Coal Trust	-18-

October 29, 2007

Cash and cash equivalents - end of period	149.9	127.7	149.9	127.7

* The proceeds on sale of NYCO are presented net of NYCO cash sold of $2.3 million

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-19-

October 29, 2007

CONSOLIDATED BALANCE SHEETS
(unaudited)
	September 30	December 31
(millions of Canadian dollars)	2007	2006

Assets

Current assets
Cash and cash equivalents	$149.9	$141.4
Accounts receivable	87.9	128.5
Inventory	141.4	125.4
Derivative instruments - foreign exchange forward contracts (note 8)	76.0	-
Prepaid expenses	10.9	4.9
NYCO assets held for sale (note 11)	-	23.9

	466.1	424.1

Capital assets	595.5	603.2

Goodwill	12.9	12.9

Other assets	20.7	20.8

NYCO assets held for sale (note 11)	-	12.8

	$1,095.2	$1,073.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$128.3	$119.6
Income taxes payable	23.5	31.8
Distribution payable	88.7	139.7
Current portion of long-term debt (note 6)	1.6	1.7
NYCO liabilities held for sale (note 11)	-	4.4

	242.1	297.2

Long-term debt (note 6)	283.7	312.5

Other long-term liabilities (note 7)	104.3	100.1

Future income taxes (note 5)	138.1	53.9

NYCO liabilities held for sale (note 11)	-	3.4

	768.2	767.1

Commitments and contingencies

Unitholders' equity (note 9)

Fording Canadian Coal Trust	-20-

October 29, 2007

Trust units	384.7	359.7
Accumulated earnings	1,957.1	1,672.6
Accumulated cash distributions	(2,014.8)	(1,734.6)
Accumulated other comprehensive income (note 10)	-	9.0

	327.0	306.7

	$1,095.2	$1,073.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-21-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. Prior to its sale in the second quarter of 2007, NYCO was accounted for as a discontinued operation. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2006 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2006.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2006 except that the comparative figures have been restated to reflect the operating results and financial position of NYCO as a discontinued operation.  The comparability of the financial statements is also impacted by the Trust’s election not to apply hedge accounting and the adoption of new accounting standards for financial instruments in 2007 as explained in note 3.

3.  CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to the Trust on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives.  The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized.  The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value.  For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement.  With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact because the Trust’s non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures.  The recommendations of this section are optional and are only required if the entity is applying hedge accounting.  The Trust has elected not to apply hedge accounting at this time under section 3865.

Fording Canadian Coal Trust	-22-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may contribute to earnings volatility and have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. The Trust has entered into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program. These derivatives are carried at fair value in the consolidated balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in net income.

As a result of the Trust’s decision not to apply hedge accounting, both the realized and unrealized gains or losses on its foreign exchange forward contracts are recorded as components of Other items, net in the consolidated statement of income and comprehensive income.  Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting rules, and accordingly, unrealized gains or losses on the contracts were not recorded in net income and the realized gains or losses on the contracts were included in Revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income.  Accumulated other comprehensive income is a new caption within the unitholders’ equity section of the consolidated balance sheet.  Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income.  For the Trust, the major item included in other comprehensive income is the foreign currency translation adjustment.  On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income.  This reclassification did not affect total unitholders’ equity or net income.  The comparative figures have been restated to reflect the reclassification of the foreign currency translation account to accumulated other comprehensive income and to reflect foreign currency translation adjustments as other comprehensive income. In the second quarter of 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO.

Inventories

CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to the Trust on January 1, 2008, and is not expected to have a material impact on its financial statements.

Financial Instruments and Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation are disclosure requirements that will become effective for the Trust beginning January 1, 2008. Additional disclosures related to the Trust’s financial instruments and capital management strategies will be added to existing disclosures provided by the Trust in the notes to the financial statements beginning in the first quarter of 2008.

Fording Canadian Coal Trust	-23-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

4.  OTHER ITEMS, NET

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Interest and investment income	$1.8	$1.3	$4.3	$1.0
Net foreign exchange gains on revaluation of U.S. dollar-
denominated cash, accounts receivable and long-term debt	12.9	2.5	28.4	11.3
Realized gain on foreign exchange forward contracts (note 8)	25.2	-	30.5	-
Unrealized gain on foreign exchange forward contracts (note 8)	10.9	-	76.0	-
Non-controlling interest	(0.8)	(1.4)	(2.7)	(5.0)
Change in accounting policy for in-process inventory	-	-	-	(31.7)
Other	0.5	(1.1)	2.1	(1.0)

	$50.5	$1.3	$138.6	$(25.4)

Effective January 1, 2006, the Trust adopted an accounting standard that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under the standard, this raw coal is not considered to be inventory as it has not been extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was adjusted, which resulted in a pre-tax charge to income of $31.7 million in the quarter ended March 31, 2006.

5.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Current income tax expense:
Canadian corporate income taxes	$-	$(0.3)	$0.3	$(0.3)
Provincial mineral taxes and Crown royalties	5.5	19.9	31.5	58.4
	5.5	19.6	31.8	58.1
Future income tax expense (reversal):
Canadian corporate income taxes	2.0	-	81.4	-
Provincial mineral taxes and Crown royalties	1.3	(3.1)	2.9	7.6
	3.3	(3.1)	84.3	7.6

Total income tax expense	$8.8	$16.5	$116.1	$65.7

Fording Canadian Coal Trust	-24-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Expected income tax expense at Canadian
statutory tax rate of 39%	$38.7	$54.5	$152.0	$192.7

Increase (decrease) in taxes resulting from:
Allocation of Elk Valley Coal net income to the Trust	(38.7)	(54.8)	(151.7)	(193.0)
Provincial mineral taxes and Crown royalties	6.8	16.8	34.4	66.0
Future Canadian corporate income taxes recognized
as a result of the taxation changes	2.0	-	81.4	-
	$8.8	$16.5	$116.1	$65.7

The temporary difference comprising the future income tax assets and liabilities are as follows:

	September 30	December 31
(millions of Canadian dollars)	2007	2006

Future income tax assets:
Asset retirement obligations	$ 30.6	$ 8.5
Other	13.5	1.0
	44.1	9.5

Future income tax liabilities
Capital assets carrying value in excess of tax or royalty basis	182.2	63.4

Net future income tax liabilities	$ 138.1	$ 53.9

Prior to the reorganization of the Trust that occurred on August 24, 2005 (the 2005 Arrangement), income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties, and foreign income taxes.  Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated future Canadian corporate income taxes of $164 million in the third quarter of 2005 and through the first quarter of 2007 did not recognize future Canadian corporate income tax assets or liabilities on temporary differences.

On June 22, 2007, legislation was enacted that effectively imposes income tax for income trusts, including royalty trusts, for taxation years beginning in 2011.  The enactment of this legislation triggered the recognition of future Canadian corporate income tax assets and liabilities, with a corresponding impact on future Canadian corporate income tax expense, based on temporary differences expected to reverse after the date that the taxation changes take effect. The $81 million future income tax liability at September 30, 2007, of which $79 million was charged to income tax expense in the second quarter of 2007 and $2.0 million was charged to income tax expense in the third quarter, is based on estimated gross temporary differences of approximately $258 million that are expected to reverse after 2010, using an effective tax rate of 31.5%.

Fording Canadian Coal Trust	-25-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

6.  LONG-TERM DEBT AND BANKING FACILITIES

	September 30	December 31
(millions of Canadian dollars)	2007	2006

Long-term debt
Five-year bank credit facilities:
US$283.0 million (2006 - US$250.0 million) in LIBOR rate loans with an
average interest rate of 6.0% (2006 - 5.9%) due February 11, 2012	$281.9	$291.3
Revolving banker's acceptances	-	18.0

Other debt:
Equipment financing due 2009
bearing interest at 5.1%	1.8	2.8
Capital lease obligations expiring in 2011
with an interest rate of 5.3%	1.6	2.1

	285.3	314.2

Less current portion	(1.6)	(1.7)

	$283.7	$312.5

The Trust and Elk Valley Coal together have a $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.

At September 30, 2007, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $47.3 million. The Trust’s share of unused bank facilities at September 30, 2007 was $190.8 million.

7.  OTHER LONG-TERM LIABILITIES

	September 30	December 31
(millions of Canadian dollars)	2007	2006

Asset retirement obligations	$70.2	$67.5
Pension and other post-retirement benefits	26.2	24.7
Non-controlling interest	6.2	7.0
Other, net	1.7	0.9

	$104.3	$100.1

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense was $2.8 million for the third quarter and $13.3 million year-to-date (2006 – $4.2 million and $10.6 million, respectively).

Fording Canadian Coal Trust	-26-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

8.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used by the Trust to fix the rate at which certain future anticipated net flows of U.S. dollars are exchanged into Canadian dollars. At September 30, 2007, foreign exchange forward contracts totalling US$519.0 million were outstanding at an average contracted U.S./Canadian dollar exchange rate of US$0.88. The U.S./Canadian dollar exchange rate on September 30, 2007 was US$1.00. All of these contracts will mature prior to March 31, 2008.  The fair value of these derivatives is an unrealized gain of $76.0 million at September 30, 2007, which is recorded as a current asset in the consolidated balance sheet. In 2007, realized gains on foreign exchange forward contracts were $25.2 million in the third quarter and $30.5 million for the nine months ended September 30, which are included as a component of Other items, net in the 2007 consolidated statements of income and comprehensive income.  In 2006, realized gains on foreign exchange forward contracts were $8.5 million in the third quarter and $52.6 million for the nine months ended September 30, which were recorded in Revenues in the 2006 consolidated statements of income and comprehensive income.

Neptune Terminals guarantee

By virtue of its ownership interest in Neptune Terminals, Elk Valley Coal is obligated to Neptune for a proportionate share of the bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations was $17.3 million as at September 30, 2007.

9.  UNITHOLDERS’ EQUITY

Units issued and outstanding

	Three months ended		Nine months ended
	September 30, 2007		September 30, 2007
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	147.5	$370.7	147.0	$359.7
Units issued under the dividend reinvestment plan	0.4	14.0	0.9	25.0

Balance, end of period	147.9	$384.7	147.9	$384.7

Market value of units, September 30, 2007				$5,686.9

At September 30, 2007, there were approximately 21,800 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $4.01 per unit and the remaining weighted average contractual life is 2.8 years.

Fording Canadian Coal Trust	-27-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

Accumulated distributions to unitholders

Cash distributions to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.  The declaration of trust requires the Trust to make distributions annually in an amount sufficient to eliminate any federal income taxes of the Trust.

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Opening accumulated cash distributions	$1,926.1	$1,477.2	$1,734.6	$1,124.4
Distributions declared and payable	88.7	117.6	280.2	470.4

Closing accumulated cash distributions	$2,014.8	$1,594.8	$2,014.8	$1,594.8

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments.

	Three months ended		Nine months ended
	September 30		September 30
(millions of units)	2007	2006	2007	2006

Weighted average number of units outstanding, basic	$148.0	$147.0	$147.5	$147.0
Effect of dilutive securities, unit options	-	0.1	-	0.1

	$148.0	$147.1	$147.5	$147.1

Distribution Reinvestment Plan

During the quarter ended March 31, 2007, the Trust implemented a distribution reinvestment plan.  During the nine months ended September 30, 2007, approximately 850,000 units were issued under the plan in lieu of cash distributions of $25 million.  In addition, approximately 395,000 units were issued in October 2007 in lieu of cash distributions of $15 million.

Distribution payments are reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan of $14 million and $25 million, respectively, for the three and nine month periods ended September 30, 2007.

Fording Canadian Coal Trust	-28-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

10.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is made up of the following components:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Accumulated other comprehensive income, beginning of period:
Foreign currency translation account balance	$-	$1.6	$9.0	$4.9
Fair value of foreign exchange forward contracts outstanding
on January 1, 2007	-	-	(4.5)	-
	-	1.6	4.5	4.9

Settlement of foreign exchange forward contracts
outstanding on January 1, 2007	-	-	4.5	-

Other comprehensive income (loss): Foreign currency
translation adjustments related to NYCO	-	-	(2.2)	(3.3)

Release of foreign currency translation account balance
on sale of NYCO	-	-	(6.8)	-
Accumulated other comprehensive income, end of period	$-	$1.6	$-	$1.6

The adoption of new accounting standards for financial instruments on January 1, 2007 explained in note 3 required the Trust to record its foreign exchange forward contracts outstanding on January 1, 2007 (the “transition date”) as a liability at their fair value of $4.5 million in the 2007 opening balance sheet.  These derivatives outstanding on the transition date were not designated as hedges under the new accounting standards.  Under the transition provisions of the new accounting standards, the Trust recorded a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million.  Substantially all of the foreign exchange forward contracts outstanding on the transition date settled during the first quarter of 2007, and accordingly, the $4.5 balance in accumulated other comprehensive income was released to the consolidated statement of income and comprehensive income as a component of Other items, net.

The foreign currency translation adjustments result from the translation of NYCO’s U.S. dollar financial statements into Canadian dollars.  The foreign currency translation account balance has been eliminated due to the sale of NYCO as explained in note 11.

11.  DISCONTINUED OPERATION - NYCO

The sale of NYCO was completed in June 2007 and the Trust received cash proceeds of $36.5 million, net of withholding taxes.  The estimated income taxes payable on the net proceeds are $6.0 million.  The proceeds received, net of income taxes paid and payable, exceeded the net carrying value of NYCO, which resulted in a gain of $4.0 million being recorded upon closing of the sale.  In addition, the foreign currency translation account balance related to the translation of NYCO’s U.S. dollar financial statements into Canadian dollars of $6.8 million was released to income as a result of the sale.

For accounting purposes, NYCO has been classified as a discontinued operation and its financial results are presented as a separate item in the consolidated statements of income and comprehensive income, and cash flows.  The NYCO assets and liabilities consolidated by the Trust in 2006 have been segregated in the consolidated balance sheet as assets and liabilities held for sale.

Fording Canadian Coal Trust	-29-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

Prior to 2007, the Trust reported segment information for its two reportable operating segments – Elk Valley Coal and NYCO.  With the sale of NYCO and the classification of NYCO as a discontinued operation, the Trust now has only one reportable operating segment – Elk Valley Coal.

The following is a summary of income from the discontinued operation:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Revenues	$-	$11.5	$19.4	$36.2
Cost of product sold	-	(7.3)	(13.6)	(22.2)
Transportation	-	(2.2)	(3.7)	(6.6)
Selling, general and administration	-	(1.0)	(0.7)	(3.2)
Depreciation and depletion	-	(0.9)	(1.5)	(2.8)

Income (loss) from operations	-	0.1	(0.1)	1.4
Other expenses	-	(0.1)	-	-
Gain on sale of NYCO	-	-	4.0	-
Release of foreign currency translation account
balance on sale of NYCO	-	-	6.8	-
Income before income taxes	-	-	10.7	1.4
Income tax (expense) recovery	-	0.5	0.1	(0.4)

Income from discontinued operation	$-	$0.5	$10.8	$1.0

Fording Canadian Coal Trust	-30-